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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2004            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated December 2, 2004

2.

News Release dated December 13, 2004

3.

News Release dated December 22, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: January 13, 2005	By: /s/ Simon Ridgway Simon Ridgway President and Director

RADIUS GOLD INC.

830 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Tel:  604-801-5432

Fax:  604-662-8829

NR RGI 10

FORTUNA VENTURES INC.

24549 – 53rd Avenue

Langley, BC  V2Z 1H6

Tel:  604-484-4085

Fax:  604-484-4029

Radius & Fortuna reach a joint venture agreement

on the high grade Tambor Gold Project, Guatemala

Vancouver, December 2, 2004: Radius Gold Inc. (TSX-Venture: RDU, “Radius”) and Fortuna Ventures Inc. (TSX-Venture: FVI, “Fortuna”) are pleased to announce that – subject to regulatory approval – the Companies have reached an agreement for the further advancement of the high grade Tambor Gold Belt located in Central Guatemala.

The Tambor gold properties host an orogenic lode gold system, discovered by Radius in 2000 and advanced by Gold Fields Ltd who completed extensive trenching and drilled over 60 holes on the property.  Their work defined at least 13 gold occurrences over a 25km belt of prospective geology, highlighted by 2 major parallel gold-in-soil anomalies over a 7km strike length that remains to be drill tested.

Gold Fields’ trenching returned grades ranging up to 66.8g/t Au over 10.9m from the Poza del Coyote zone.  The drilling results ranged up to a best intersection of 12.2 g/t Au over 18.3m from the Laguna North zone and 72.1 g/t Au over 5.3m from Guapinol South.  Gold Fields’ drilling led to a NI 43-101 compliant mineral resource estimate of 274,000oz Au, calculated by Chlumsky, Armbrust and Meyer (CAM) of Lakewood, Colorado.

Fortuna has agreed to spend US$4-million over 4 years, to earn a 60% interest in the project and will spend a minimum of $250,000 per year.  Once Fortuna has earned its 60%, Radius retains the right to back in to 51% of the project by matching Fortuna’s US$4-million expenditure.  Fortuna will also pay Radius the sum of US$50,000 in cash or shares on signing of the agreement, and US$50,000 in cash or shares on the 6-month anniversary of the agreement.

Fortuna’s planned work program for 2005 includes:

•

Core drilling of roughly 3,000m around the known gold zones at Laguna North and Guapinol South to increase confidence in the resource and extend known mineralized zones;

•

Core drilling of roughly 3,000m to test high priority soil anomalies and geological targets which were not previously tested; and

•

An underground development program of approximately 300m on the high grade portion of Guapinol South, to confirm grades and better define the structural controls on gold mineralization.

Commenting on the deal, Simon Ridgway, the President of Radius, said “Fortuna is planning an aggressive exploration program for Tambor, which is exactly what’s needed to unlock the potential upside of the project.  We particularly like the fact that they plan on going underground almost immediately to demonstrate continuity of the high grade quartz bodies.”

New Appointments - Fortuna

Fortuna is also pleased to announce that Peter Thiersch, M.Sc. P.Geo. has been appointed President, and Jorge Ganoza, B.Sc. has joined the company as a member of the Board of Directors.  Peter is a Geologist with 20 years’ industry experience, specializing in gold exploration in North and South America.  Jorge is a Geological Engineer with extensive experience in mining and business development in Latin America.

Background

Tambor contains 216,200 ounces of gold in inferred resources and 57,800 ounces in indicated resources, according to the independent resource estimate prepared by Chlumsky, Armbrust and Meyer LLC (CAM) of Lakewood Colorado.

Significantly, there are at least 2 major parallel gold-in-soil anomalies over 7km in strike length with associated anomalous rock samples that have yet to be drill tested.  Accordingly, CAM states that “it is considered likely that the current resource (at Tambor) could be doubled or tripled or even more with a concerted drilling program”.

CAM’s resource estimate is tabulated below:

Tambor: Indicated Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	336,000	3.910	42,300
Poza del Coyote	120,000	4.024	15,500
Total	456,000	3.940	57,800

Tambor: Inferred Resource Estimate
Area	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Guapinol South Cliff Zone	368,000	5.325	63,000
Poza del Coyote	228,000	4.219	31,000
Laguna North	1,951,000	1.950	122,200
Total	2,547,000	2.641	216,200

NI 43-101 Statement

The CAM report serves as an independent report prepared by a Qualified Person as defined by the Canadian National Instrument 43-101 and the Companion Policy 43-101CP.  The definitions of the measured, indicated and inferred resources conform to CIM Guidelines as defined in CIM Standards on the Mineral Resources and Reserves Definitions and Guidelines, dated August 20, 2000. George A. Armbrust, PhD., a consulting geologist and a Registered Geologist with the State of Wyoming (PG-2903), is the Qualified Person responsible for the preparation of the technical report.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

ON BEHALF OF THE BOARD

“signed”

         “signed”

Ralph Rushton, VP Corporate Development

Mike Iverson, Director

RADIUS GOLD INC.

FORTUNA VENTURES INC.

Symbol:

TSXV-RDU

Symbol:

TSXV-FVI

Shares Issued:

53 million

Shares Issued:

6.4 million

news release

NR RGI 11  December 13, 2004

Radius Reviews Progress During 2004;

Summarizes Plans for First Half of 2005

Vancouver: Radius Gold Inc (RDU TSX-V) is a junior gold explorer discovering new gold systems in the Central American countries of Nicaragua and Guatemala. Management is pleased to provide a brief review of the Company’s activities in Central America during 2004 and to outline what Radius is planning for the first half of the coming year.

Radius made solid progress during 2004 signing 4 new joint ventures, including agreements with mid-cap producers Meridian Gold (El Pavon, Nicaragua) and Glamis Gold (Banderas / Marimba, Guatemala), and with Vancouver-based juniors Coastport Capital Inc and Fortuna Ventures Inc. This had the effect of substantially reducing Radius’ cash burn towards the end of 2004 as our partners shared a higher proportion of our project costs. Full details of all of the joint ventures are available on Radius’ web site at www.radiusgold.com.

Radius’s technical teams also made a number of significant new gold discoveries in Nicaragua including the San Pedro vein system in eastern Nicaragua, and the early stage Nueva Guinea discovery in southern Nicaragua. These new discoveries have added substantially to the depth and technical quality of Radius’ project portfolio and we look forward to advancing them during 2005.

In 2005, Radius will maintain a strong advanced exploration focus through its four joint ventures. Drills are expected to be turning on at least 3 joint ventured projects in the first quarter of next year and in total, our joint venture partners are planning at least 15,000m of drilling during the first half of 2005. Management is looking forward to receiving a steady stream of drill results as the joint ventures move forward.

Radius will also place a high priority on generating new discoveries in Nicaragua and has budgeted approximately $3-million for its grass roots program. We maintain a strong land position in Nicaragua and are constantly reviewing opportunities to add to our land position in the country. Management will continue to evaluate potential regional “plays” throughout the broader Central American / Caribbean area and will react rapidly to any project opportunities that are a good fit with Radius’ overall exploration strategy of acquiring large land positions in under-explored, but highly prospective regions.

Radius’ planned work for the first half of 2005 is outlined below.

Joint Ventures

El Pavon, Nicaragua: Meridian Gold Joint Venture

Meridian anticipates completing around 8,500m of core drilling at El Pavon by mid-2005 as the first part of Meridian’s commitment to drill 15,000m in the first 2 years of the El Pavon program. Drilling will start as soon as the final environmental sign-off has been received from the Nicaraguan authorities, expected toward the end of January. Two man-portable drill rigs will be used to reduce the need for access roads and large drill pads.

Meridian will also focus on prospecting, mapping and sampling the other veins and mineralized zones on the extensive El Pavon land package, including the Patriota Zone where sampling by Radius in 2004 returned high-grade gold values associated with volcanic breccias.

Tambor, Guatemala: Fortuna Ventures Joint Venture

Fortuna is planning an extensive work program for Tambor. Subject to permitting they will drill over 6,000m in two main areas: 1) around the known gold zones at Laguna North and Guapinol South to increase confidence in the resource and extend known mineralized zones; 2) roughly 3,000m to test high priority soil anomalies and geological targets on the broader Tambor property which were not previously tested. In addition, an underground development program of approximately 300m is planned on the high grade portion of Guapinol South, to confirm grades and better define the structural controls on gold mineralization.

San Ramon, Nicaragua: Coastport Capital Joint Venture

Drilling is currently underway at San Ramon close to the town of Matagalpa, Nicaragua. Funded by Coastport and operated by Radius, the joint venture is testing a series of intermediate-sulphidation vein targets down dip of old mine workings. Over 1,000m of drilling is planned in the current program and full results are expected in the New Year. Further work is planned for San Ramon dependent on the results of the first round of drilling

Banderas, Guatemala

Glamis has informed Radius that drilling has started at the Banderas project in southern Guatemala. The current program will consist of approximately 6 reverse circulation (RC) holes testing high priority vein targets on the property. Further work is anticipated once the results from Glamis’ first stage program have been collated and interpreted.

Grass Roots / Early Stage Discovery Programs - Nicaragua

San Pedro

The San Pedro low-sulphidation epithermal gold project is expected to take up a lot of geologists’ time in 2005, and Radius hopes to be drilling there during the first half of the year. Initial work at San Pedro has defined a series of strong linear gold-in-soil anomalies over approximately 12km strike length, accompanied by gold-in-stream sediments and banded vein float. This appears to be an extensive system which warrants a sustained work program including detailed soil sampling, ground geophysics and then drilling of selected targets. Permits are expected before year end with a large crew planned for the property in January.

Nueva Guinea & El Castillo

Further work is also planned for Nueva Guinea and El Castillo on the southern end of Radius’ concessions once the relevant permitting is in place. Both prospects host what are believed to low sulphidation vein systems. Additional soil and trench sampling programs are planned as and when the relevant permits are received from the authorities.

Disclaimer

The timetable outlined in this press release is only meant as a rough guide to what Management expect may happen during the first 6 months of 2005, and where future news flow is expected to come from. It is important to note that the exact timing and nature of our work programs will depend on the granting of mineral concessions, environmental and other relevant exploration permits by the Nicaraguan and Guatemalan authorities and may vary considerably from what is set out in this release. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Projects will otherwise prove to be economic.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU

Shares Issued: 52.3-million

news release

NR RGI 12  December 22, 2004

Radius & Coastport provide update on San Ramon drilling, Nicaragua;

Radius starts trading on OTCBB under symbol RDUFF

Vancouver. Radius Gold Inc (TSX Venture: RDU-V; “Radius”) and Coastport Capital Inc (TSX-Venture: CPP; “Coastport”) are pleased to announce that 10 diamond drill holes (1,550m total drilling) have been completed on the San Ramon project in Nicaragua. Drilling has been suspended for the Christmas holiday and will re-commence following the break.

Ten holes have been completed on or beneath the Rosamond and La Leonesa vein systems. Veins and/or wall rock stockwork and breccia zones were intersected in most holes confirming what was seen and suspected from the surface trenching completed last year. A brief description of each hole is given below and a map showing drill collar locations is available on the Radius Gold web site (www.radiusgold.com).

Sampling will be completed to the end of Hole 8 before the holiday break, and available samples will be sent to the CAS laboratory in early January.  The remaining holes will be sent as they are cut and sampled.

Significantly, reconnaissance prospecting on a newly acquired license in the San Ramon area has discovered a previously unknown vein exposed for 900m along strike in an area 5km southeast of the San Ramon veins.  A concession application has been filed to cover the new discovery and more detailed work on this zone will start soon.

Background

The San Ramon camp hosts several major high-grade epithermal gold quartz veins, a number of which were mined in the early to mid 1900s. Surface and underground workings evidence strike lengths in excess of 1500m on individual veins. Radius’ historic sampling indicates that the veins and their oxidized wall rocks have the potential to host significant gold mineralization.

Radius work to date has focused on the La Leonesa and Rosamond veins. Narrow high grade veins were mined at La Leonesa from 1902 to 1919. The veins strike east/west and dip steeply to the south. There are no production records and the depth of mining is unknown. Old workings suggest a strike length of over 1,000m for the Leonesa Vein. The Rosamond Vein, located 1.5km southeast of the Leonesa, strikes east-west and dips to the north at 45º to 60º. The vein was mined over a strike length of 500m to an unknown depth.

Radius’ trenching at La Leonesa returned a best intersection of 4m @ 5.9 g/t Au from the apparent hangingwall of the main epithermal vein. Channel sampling at Rosamond returned a best section of 12.3g/t over 4.5m from the footwall, and 13.6g/t Au over 1.9 from the hanging wall. Very little is known about the potential grades of the actual veins down dip from the historical mine workings.

Coastport has the exclusive option to acquire from Radius an undivided 50-per-cent legal and beneficial interest in the property in by spending at least $1-million (U.S.) by December 31, 2005 and at least $2-million (U.S.) by July 1, 2006.

Corporate Activities

In other news, Radius is pleased to announce that its application for a listing of its common stock on the Over The Counter Bulletin Board (OTCBB) in the United States has been cleared by the National Association of Securities Dealers. Accordingly, Radius’ shares now trade on the OTCBB under the symbol “RDUFF” in addition to the TSX Venture Exchange under the symbol RDU.

Qualified Person Statement

Harmen Keyser, P.Geol., a Director of Radius, is the Qualified Person as defined in NI 43-101, responsible for overseeing the design and execution of the San Ramon drill program.

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 52.3-million

San Ramon Drill Log Summary

All depths downhole.

Rosamond Vein

Hole No.	End of Hole	Comments
SRDH 1 Azimuth 200º Dip -70º	210m	Two mineralized zones: 96m to 103m and 123m to 124m. Mineralization consists of brecciated blocks of andesite in a quartz-calcite groundmass with traces of a silver grey mineral (galena?).
SRDH 2 Azimuth 180º Dip -50º	112.8m	Cut quartz vein between 73m to 76m and a smaller zone from 82.4m to 83.1m. Main zone includes massive veins to 20cm thick, and quartz-vein breccia.
SRDH 3 Azimuth 180º Dip -80º	156.7m	Drilled to undercut SRDH-2. Intersected quartz vein at 109m with 2m banded vein with druzy and vuggy textrues and MnO from 111m to 113m. From 113m to 146m the core contained quartz veins throughout.
SRDH 4 Azimuth 200º Dip -50º	150m

Intersected vein zone 93m to 113.5m. From 100.6m to 105.3m, the core contained 20% to 30% druzy silica, vuggy with MnO and green clays. From 103.3m to 104.8m was lost (stoped out by mining?) Between 105.3m to 113.5m, quartz veins up to 10cm, locally strong MnO.

SRDH 5 Azimuth 135º Dip -90º	202.7m

Same collar position as SRDH 4. Cut 7.8m of quartz-vein, quartz-filled breccia, and silicification with galena to 1% from 145.4m to 153.2m. From 165.3m to 169.4m cut 4.1m of quartz-vein, quartz-filled breccia, and silicification with trace pyrite and galena.

La Leonesa Vein

Hole No.	End of Hole	Comments
SRDH 6 Azimuth 360º Dip -65º	232m	Cut 5.3m vein zone, containing 20% to 60% vein quartz in breccia. Individual veins to 5cm, with 2% disseminated pyrite from 164.7m to 170.0m.
SRDH 7 Azimuth 360º Dip -70º	102m	From 62.2m to 83.5m cut quartz vein and quartz-filled breccia with 10% to 70% quartz in argillic altered andesite with disseminated pyrite to 2%.
SRDH 8 Azimuth 360º Dip -50º	128m	Cut vein quartz breccia and silicification between 96.1m to 103.0m. The main zone consists of quartz breccia and silicification with up to 30% to 40% quartz, and trace drusy amythyst.
SRDH 9 Azimuth 360º Dip -65º	180m	From 128m to 140m, cut quartz breccia and veinlets up to 10cm thick associated with silicification, quartz filled breccia and strong alteration. Quartz averages about 20% to 30% through this interval.
SRDH 10 Azimuth 360º Dip -65º	85m	Cut about 30m of variable alteration and quartz stringers from approximately 40m downhole. Zone consists of quartz stringers and veins to up to 5cm thick individually.